SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of July 2018

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

At an extraordinary general meeting of shareholders of Korea Electric Power Corporation (“KEPCO”) held on July 16, 2018, all the agendas set forth below submitted for shareholder approval were approved by the shareholders as originally proposed.

1.	Agendas for shareholder approval

1)	Election of four Standing Directors

2)	Election of two Non-standing Directors and Members of the Audit Committee

2.	Voting Result

Agenda		Outstanding Shares	Attendant Shares	Shares for
Election of four Standing Directors	1.1 Kim, Dong-Sub	641,964,077	515,928,811	513,471,008 (99.52%)
	1.2 Kim, Hoe-Chun	641,964,077	515,928,802	513,470,996 (99.52%)
	1.3 Park, Hyung-duck	641,964,077	515,928,811	513,471,005 (99.52%)
	1.4 Lim, Hyun-Seung	641,964,077	515,928,811	513,478,127 (99.52%)
Election of two Non-standing Directors and Members of the Audit Committee	2.1 Noh, Geum-Sun	330,786,014	204,750,748	204,684,051 (99.97%)
	2.2 Jung, Yeon-Gil	330,786,014	204,750,748	204,421,702 (99.84%)

*	For further details relating to the foregoing agenda, see Form 6-K furnished to the Securities and Exchange Commission on June 29, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Kab-soon
Name:	Kim, Kab-soon
Title:	Vice President

Date: July 16, 2018